

November 17, 2011

Via E-mail
Howard A. Willard III
Executive Vice President and Chief Financial Officer
Altria Group, Inc.
6601 West Broad Street
Richmond, VA 23230

      Re: **Altria Group, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed February 25, 2011
              Definite Proxy Statement on Schedule 14A
              Filed April 8, 2011
              File No. 001-08940

Dear Mr. Willard III:

We have reviewed your response letter dated July 14, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements, page 25

Note 16. Income Taxes, page 39

1.   It appears the payments to the IRS of $150 million in 2006 and $945 million in 2010 are comprised of disallowed benefits, interest and potential penalties. In this regard, please tell us the amount of potential penalties, if any, included in each of these payments.

2.   Please reconcile the $645 million income statement charge recognized during the quarter ended June 30, 2011 to the $2.2 billion actual and expected IRS assessments for the audit cycles of 1996 through 2010. Such reconciliation should summarize total amounts associated with timing differences, interest and potential penalties, if any, on a gross basis, with a separate reconciling item for the tax impact of such amounts.

3.   Please provide us with a roll-forward summarizing the impact that timing differences associated with SILO/LILO transactions had on your deferred tax asset and deferred tax liability accounts on a yearly basis. A separate column detailing recalculated amounts should also be provided along with the original amounts. In this roll-forward summary, only include amounts associated with your SILO/LILO transactions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or Julie Rizzo at (202) 551-3574 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief